UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Prairie Operating Co.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

97751C100

(CUSIP Number)

August 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97751C100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wallis James W. (1) 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

16283555 shares of Common Stock, 16283555 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants (2)

	6	SHARED VOTING POWER

None

	7	SOLE DISPOSITIVE POWER

16283555 shares of Common Stock, 16283555 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants (2)

	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,283,555 shares of Common Stock 16,283,555 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.3 (3)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Shares reported in this Form 13G are held through the James W. Wallis Living Trust, for which James W. Wallis is the Settlor and Sole Trustee.

(2) As more fully described in Item 4, the Common Stock Purchase Warrant (the "Common Warrants") are subject to a 4.99% blocker (the "Common Warrant Blocker"). However, as more fully described in Item 4, the securities reported in rows (5), (7), and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such Common Warrants and does not give effect to the Common Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Person, after giving effect to the Common Warrant Blocker, is less than the number of securities reported in rows (5), (7), and (9).

(3) Based on 196,250,677 shares of Common Stock outstanding as reported in the Issuer's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on August 25, 2023, and taking into effect the Common Warrant Blocker.

Item 1.

(a)	Name of Issuer
Prairie Operating Co.

(b)	Address of Issuer’s Principal Executive Offices
602 Sawyer St., Suite 710 Houston, TX 77007

Item 2.

(a)	Name of Person Filing
Wallis James W.

(b)	Address of Principal Business Office or, if none, Residence
6140 N Santa Fe Ave., Suite B Oklahoma City, OK 73116

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, Par value $0.01

(e)	CUSIP Number
97751C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 16,283,555

(b)	Percent of class: 15.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 16,283,555

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 16,283,555

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 4. 1 Pursuant to the definitive agreements to which the Reporting Person is party, the Reporting Person purchased warrants to purchase Common Stock (the "Common Warrants"). The Common Warrants are subject to 4.99% blockers (the "Common Warrant Blocker") pursuant to which the Reporting Person cannot exercise the Common Warrants if after the exercise of its option, the Reporting Person would own more that 4.99% of the outstanding shares of Common Stock. The percentage set forth in Item 4(b) for the Reporting Person gives effect to the Common Warrant Blocker. Consequently, as of the date of the event which required the filing of this statement, the Reporting Person was unable to exercise the Common Warrants since the percentage held by the Reporting Person currently exceeds 4.99% of the Common Stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

James W. Wallis

Date: September 22, 2023	By:	/s/ James W. Wallis
Name: James W. Wallis
Title: Individual

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)